[redacted]

07006403

SECURI ... MISSION

SEC MAIL PROCESSING SECTION
RECEIVED
APR 3 0 2007
WASH, D.C.
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SEC FILE NUMBER
8-67318

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Axiom Management Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 East 76th Street
(No. and Street)

New York,	New York	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Perelson Weiner LLP
(Name - if individual, state last, first, middle name)

One Dag Hammarskjold Plaza, 42nd Floor	New York	New York	10017-2286
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2). SEC 1410 (3-91)

AXIOM MANAGEMENT PARTNERS LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Stanley Jonas, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Axiom Management Partners LLC for the year ended December 31, 2006, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — March 30 2007
Date

President
Title

Subscribed and sworn
to before me this 30th
day of March 2007

JANETTE H. WIGGAN
Notary Public, State of New York
No. 01WI6090747
Qualified in Bronx County
Commission Expires April 21, 2007

PERELSON
WEINER LLP

AXIOM MANAGEMENT PARTNERS LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

DECEMBER 31, 2006

AXIOM MANAGEMENT PARTNERS LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2006

CONTENTS

PERELSON
WEINER LLP

CERTIFIED PUBLIC ACCOUNTANTS

ONE DAG HAMMARSKJOLD PLAZA
NEW YORK, NY 10017-2286
TELEPHONE 212.605.3100
FACSIMILE 212.605.3128
EMAIL pw@pwcpa.com

INDEPENDENT AUDITORS' REPORT

The Member
Axiom Management Partners LLC

We have audited the accompanying statement of financial condition of Axiom Management Partners LLC (the "Company") as of December 31, 2006, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Axiom Management Partners LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Perelson Weiner LLP

April 26, 2007

AXIOM MANAGEMENT PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	1,895,436
Commission receivable		1,400,510
Due from affiliates		268,873
Other assets		7,031
Total assets	$	3,571,850

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts and accrued expenses payable	$	375,303
Member's equity		3,196,547
Total liabilities and member's equity	$	3,571,850

See notes to financial statements.

AXIOM MANAGEMENT PARTNERS LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

Revenue	
Commissions	$ 2,400,510
Other income	15,193
Total revenue	2,415,703
Expenses	
Commission expense	300,000
Professional fees	257,142
Management fees	45,000
Market data	22,831
Other	29,183
Total expenses	654,156
Net income	$ 1,761,547

See notes to financial statements.

AXIOM MANAGEMENT PARTNERS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$	30,000
Contributions		2,170,000
Net income		1,761,547
Distributions		(765,000)
Balance, December 31, 2006	$	3,196,547

See notes to financial statements.

AXIOM MANAGEMENT PARTNERS LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities	
Net income	$ 1,761,547
Adjustments to reconcile net income to	
net cash provided by operating activities	
Increase in assets	
Commission receivable	(1,400,510)
Due from affiliates	(268,873)
Other assets	(5,358)
Increase in liabilities	
Accounts and accrued expenses payable	375,303
Net cash provided by operating activities	462,109
Cash flows from financing activities	
Contributions	2,170,000
Distributions	(765,000)
Net cash used in financing activities	1,405,000
Net increase in cash	1,867,109
Cash and cash equivalents, beginning	28,327
Cash and cash equivalents, ending	$ 1,895,436

See notes to financial statements.

Note 1 - Organization

Axiom Management Partners LLC (the "Company") is a single-member Delaware limited liability company formed in December 2005. The Company became a broker-dealer on October 14, 2006 and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers ("NASD"). Additionally, the Company is an introducing broker registered with the Commodity Futures Trading Commission ("CFTC") and became a member of the National Futures Association ("NFA") on April 4, 2006.

The principal business activity of the Company is to execute government securities and commodity futures transactions for the accounts of its customers and itself. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers.

Axiom Capital Holdings Group LLC (the "Member") is the sole owner of the Company.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Commission revenue is recorded as earned, generally on a trade date basis.

b) Cash and Cash Equivalents

All short-term highly liquid investments with original maturities of three months or less are considered as cash and cash equivalents.

c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

d) Income Taxes

The Company is a single member limited liability company which is disregarded for Federal and state income tax purposes. The income of the entity is reported by the single member on its return. Accordingly, no provision for income taxes has been provided for by the Company.

Note 3 - Related Party Transactions

Effective October 2006, the Member provided office space and administrative support for a monthly fee of $15,000. For the year ending December 31, 2006, the Company incurred management fees with the Member in the amount of $45,000 for such services. As of December 31, 2006 the Company had advanced $61,811 towards future services.

During 2006 the Company had advanced various amounts totaling $207,062, which do not bear interest, to an affiliate under common ownership. Such amounts remained outstanding as of December 31, 2006.

Note 4 - Concentration

All commission revenue and commission receivable were earned from one client for the year ending December 31, 2006.

Cash and cash equivalents with a bank exceeded federally insured limits by approximately $1,800,000 as of December 31, 2006.

Note 5 - Fair Value of Financial Instruments

As of December 31, 2006, the carrying value of cash and cash equivalents, commission receivable, accounts and accrued expenses payable and approximates fair value.

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 during the first 12 months of operations). As of December 31, 2006, the Company had net capital of approximately $1,482,000 which was approximately $1,382,000 in excess of its required minimum net capital of $100,000.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 ($45,000) under the Commodity Exchange Act or Rule 15c3-1.

PERELSON
WEINER LLP

CERTIFIED PUBLIC ACCOUNTANTS

ONE DAG HAMMARSKJOLD PLAZA
NEW YORK, NY 10017-2286
TELEPHONE 212.605.3100
FACSIMILE 212.605.3128
EMAIL pw@pwcpa.com

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION

The Member
Axiom Management Partners LLC

Our report on our audit of the financial statements of Axiom Management Partners LLC for the year ended December 31, 2006 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented only for purposes of additional analysis and is not a required part of the basic financial statements. The Schedule of Net Capital and Aggregate Indebtedness, however, is required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act. The schedule is the responsibility of the Company's management. Such accompanying information has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, such information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Perelson Weiner LLP

April 26, 2007

AXIOM MANAGEMENT PARTNERS LLC
SUPPLEMENTAL INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c 3-1 OF THE SEC AND REGULATION 1.17 OF THE CFTC
DECEMBER 31, 2006

Net capital		
Member's equity	$	3,196,547
Non-allowable assets		
Commission receivable		1,400,510
Due from affiliates		268,873
Other assets		7,031
		1,676,414
Net capital before haircuts		1,520,133
Haircuts		
Money market		37,909
Net capital	$	1,482,224
Aggregate indebtedness		
Accounts and accrued expenses payable	$	375,303
Capital requirements		
Minimum net capital required (12.5% of aggregate indebtedness ($46,912) or $100,000, whichever is greater)	$	100,000
Net capital		1,482,224
Excess net capital	$	1,382,224
Ratio of aggregate indebtedness to net capital		0.25 to 1

There are no material differences between the above computation and that filed with the Company's unaudited FOCUS report as of December 31, 2006, as amended.

AXIOM MANAGEMENT PARTNERS LLC
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c 3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2006

The Company, once it begins to conduct customer business, will be exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph(k)(2)(ii) of Rule 15c3-3. As of December 31, 2006, there were no amounts to compute pursuant to Rule 15c3-3.

PERELSON
WEINER LLP

CERTIFIED PUBLIC ACCOUNTANTS

ONE DAG HAMMARSKJOLD PLAZA
NEW YORK, NY 10017-2286
TELEPHONE 212.605.3100
FACSIMILE 212.605.3128
EMAIL pw@pwcpa.com

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

The Member
Axiom Management Partners LLC

In planning and performing our audit of the financial statements of Axiom Management Partners LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)11 and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not hold cash or securities for or on behalf of customers and does not trade in foreign futures and foreign options, we did not review the practices and procedures followed by the Company in any of the following:

(1) Daily computations of the foreign futures and foreign options pursuant to Regulation 30.7.

(2) Daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated April 26, 2007. For the Company's one material contract, revenue was recognized prematurely in the financial statements. The Company recognized the entire amount advanced to it in 2006 as revenue upon cash receipt, rather than deferring a portion of the revenue that applied to future periods when the services are to be performed. Contributions were also incorrectly included in 2006 revenue.

Our opinion recognizes that it is not practicable in a company the size of Axiom Management Partners LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraph of this report, were adequate at December 31, 2006, to meet the SEC's and CFTC's objectives, except as noted above.

This report is intended solely for the information and use of the Member, management, the SEC, the CFTC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and futures commission merchants, and should not be used by anyone other than these specified parties.

Perelson Weiner LLP

April 26, 2007

END